PROJECT BOXER SALE AND PURCHASE AGREEMENT

BETWEEN

MINAS DE LA ALTA PIMERIA, S.A. DE C.V.

AND

MINERA AUREA, S.A. DE C.V.

AND

TIMMINS GOLD CORP.

MADE AS OF

September 18, 2015

SCHEDULE A PURCHASED ASSETS	A-1

- ii -

PROJECT BOXER SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made as of September 18, 2015 (the “Signature Date”) BETWEEN:

MINAS DE LA ALTA PIMERIA, S.A. DE C.V., a corporation incorporated under the laws of Mexico (the “Vendor”)

AND:

MINERA AUREA, S.A. DE C.V., a corporation incorporated under the laws of Mexico (the “Purchaser”)

AND:

TIMMINS GOLD CORP., a corporation incorporated under the laws of British Columbia (“TG Guarantor”)

WHEREAS:

A.

the Vendor and the Purchaser have negotiated and agreed on the terms of the sale of the Purchased Assets located within the Site at the mine known generally as the El Sauzal Mine in Chihuahua, Mexico (the “Mine”) by the Vendor to the Purchaser;

B.	the Vendor is the beneficial and registered owner of the Purchased Assets;

C.

concurrent with this Agreement, the Vendor and the Purchaser have entered into a dismantling agreement for the provision of the dismantling and removal of the Purchased Assets and the Disposal Items from the Site by the Purchaser (the “Dismantling Agreement”);

D.

the Vendor desires to sell the Purchased Assets to the Purchaser, and the Purchaser desires to purchase the Purchased Assets from the Vendor upon and subject to the terms and conditions set out in the Transaction Documents; and

E.

the TG Guarantor has agreed to be a party to this Agreement to give effect to certain provisions hereof and to guarantee the performance by the Purchaser of all of its obligations under this Agreement,

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01           Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Affiliate” means, with respect to any Person, any other Person that controls or is controlled by or is under common control with the first mentioned Person.

“Agreement” means this agreement, including its recitals and schedules, as amended, supplemented or restated in writing from time to time in accordance with Section 8.07.

“Applicable Law” means:

(i)	any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or in Mexico City, Mexico.

“Claims” means all losses, damages, expenses, obligations, liabilities (whether accrued, actual, contingent, latent or otherwise), fines, penalties, sanctions, claims and demands of whatever nature or kind, including all reasonable legal fees and disbursements, whether in contract, tort or otherwise.

“Confidential Information” means all information disclosed by one Party to the other Party pursuant to the operation of the Transaction Documents or in relation to or in the course of the Removal and includes:

(i)	the Goldcorp Proprietary Information;

(ii)

each Party’s records, drawings, policies, protocols, plans, processes, test results, data, summary reports or progress reports, communications and other documents related to, prepared in connection with or arising out of the Removal; and

(iii)	the Transaction Documents.

“Consideration Shares” has the meaning given to such term in Section 2.03(b)(ii).

“Direct Claim” means any Claim that is recoverable under the Transaction Documents and that is not a Third Party Claim.

“Dismantling Agreement” has the meaning given to such term in the recitals to this Agreement.

“Encumbrance” means, with respect to any Person, any option, right, privilege, mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of Applicable Law, in respect of any of such Person’s property, or any consignment by way of security or capital lease of property by such Person as consignee or lessee, as the case may be, or any other agreement, trust or arrangement having the effect of security for the payment of any debt, liability or other obligation, or any easement, restrictive covenant, right of way, encroachment, burden or title reservation of any kind, or restriction on transfer or use in favour of a third party.

“Environment” means:

(i)	air, land or water;

(ii)	plant and animal life, including humans;

(iii)	any building, structure, machine, other device or tangible personal or real property; and

(iv)	any part or combination of the foregoing and the interrelationships between or among any two or more of them.

“Environmental Law” means any Applicable Law relating to the protection of the Environment, including those pertaining to:

(i)	reporting, licensing, permitting, investigating, remediation and cleaning up in connection with any presence or Release, or the threat of the any such Release, of Hazardous Substances; and

(ii)	the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances.

“Environmental Claims” means any Claims related to, resulting from, connected with or arising out of the application of Environmental Law to the Purchased Assets and the Disposal Items and any operations related thereto, including the Removal, and includes any Claims related to a Release.

“Excluded Assets” means:

(i)	the Recoverable Product;

(ii)	the Goldcorp Marks;

(iii)	the Goldcorp Proprietary Information;

(iv)	any items on the Site not owned by the Goldcorp Group;

(v)	any items not within the boundaries of the areas delineated in black on the maps attached in Part II of Schedule A; and

(vi)

computers and data storage devices located on the Site except for any computers and similar equipment that is integrated functionally with and necessary for the proper functioning of any Purchased Assets.

“Final Payment” has the meaning given to such term in Section 2.03(b)(iii).

“Goldcorp Group” means the Vendor and its Affiliates.

“Goldcorp IP” means all Intellectual Property of any member of the Goldcorp Group, including processes and technologies relating to resource technologies, drill and blast technologies, load and haulage technologies, utilities infrastructure technologies, handling technologies, and control room techniques.

“Goldcorp Marks” has the meaning given to such term in Section 5.02(1).

“Goldcorp Proprietary Information” means, collectively:

(i)

all of the proprietary software and proprietary spreadsheet applications and accompanying documentation (including all future upgrades, enhancements, additions, substitutions and modifications thereof) of any member of the Goldcorp Group, other than that which is commercially available, used in any business operation, activity or interest owned, held, leased, operated, conducted or managed by any member of the Goldcorp Group;

(ii)

all of the proprietary manuals, brochures and directives, other than those which are commercially available, with respect to the procedures and techniques of any member of the Goldcorp Group used in any business operation, activity or interest owned, held, leased, operated, conducted or managed by any member of the Goldcorp Group and all books, records, books of account, business analyses and plans, surveys, building plans and specifications, warranties, bills of sale, environmental analyses and assessments, records, data, surveys, maps, geological and technical information, geophysical and geological reports, technical reports, physical samples (including rock, till, bulk and core), agreements, notices, correspondence and other communications and all other documents, files, records and information, financial or otherwise, associated with or related to the Mine or the Goldcorp Group, as the case may be, including all data and information stored electronically, digitally or on computer related media, other than that which is commercially available; and

(iii)	all Goldcorp IP.

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or Person having or purporting to have jurisdiction in the relevant circumstances, including any court or arbitral body.

“Hazardous Substances” means any substances or materials that are present in such concentrations and circumstances such that they are prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Law.

“Import Taxes” has the meaning given to such term in Section 3.01(8).

“Indemnified Party” means a party having a right to indemnification under the Transaction Documents from an Indemnifying Party in respect of any Direct Claim or Third Party Claim.

“Indemnifying Party” means a party having an obligation under the Transaction Documents to indemnify an Indemnified Party from and against any Direct Claim or Third Party Claim.

“Intellectual Property” means intellectual property of any nature and kind including all domestic and foreign trade-marks, service marks, business names, trade names, domain names, web sites, logos, trading styles, patents, trade secrets, software, industrial designs and copyrights, whether registered or unregistered, and all applications for registration, renewals, reissue, continuation, continuation-in-part, division, revision, extension or re-examination thereof, and inventions, formulae, recipes, product formulations, processes and processing methods, technology and techniques, and know-how.

“LIBOR” means the interest rate per annum for deposits in Canadian dollars for a 360-day period equal to:

(i)

the rate which appears on the Reuters screen LIBOR 1 page at or about 11:00 a.m. London time on the Business Day in London, England before the first day of any interest period, provided that, if two or more such offered rates are indicated on such page, LIBOR shall be the rate that equals the arithmetic mean (expressed as a decimal fraction to five decimal places) of such offered rates, and provided further that if such interest period is not equal to any period shown on such page, LIBOR shall be the rate determined by interpolation from the rates for the next longer and next shorter periods shown on such page, using the number of days as the basis for the interpolation, expressed as a decimal fraction to five decimal places; or

(ii)

if a rate is not determinable pursuant to paragraph (i), above, at the relevant time, the average (expressed as a decimal fraction to five decimal places) of the rates of interest, expressed as rates of interest per annum on the basis of a year of 360 days, at which deposits in Canadian dollars are offered by the principal lending offices in London, England of leading banks for London inter-bank deposits in Canadian dollars to prime banks at or about 11:00 a.m. London time on the Business Day in London before the first day of any such interest period for a period comparable to such interest period and in an amount comparable to the amount hereunder to be outstanding during such interest period.

“Mine” has the meaning given to such term in the recitals to this Agreement.

“Person” includes individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.

“Purchased Assets” means the Vendor’s and its Affiliates’ entire right, title, estate and beneficial interest in and to the property, rights, entitlements and undertakings of the Vendor described in Schedule A but does not include the Excluded Assets.

“Purchase Price” has the meaning given to such term in Section 2.03(b).

“Purchaser” has the meaning given to such term in the recitals to this Agreement.

“Purchaser’s Parties” has the meaning given to such term in Section 6.02(b).

“Recoverable Product” means all marketable metal or mineral bearing material in whatever form or state that has been mined, extracted, removed, produced or otherwise recovered (including ore and any other products resulting from the further milling, processing or other beneficiation thereof, including concentrates) and that is attached to or contained within the Purchased Assets and that can be removed through the Cleaning (as defined in the Dismantling Agreement) without damaging the Purchased Assets.

“Release” means any release or discharge of any Hazardous Substance including any deposit, spillage, leakage, seepage, dumping, exhausting, escape, leaching, migration, dispersal or disposal of a Hazardous Substance.

“Removal” means the dismantling and removal of the Purchased Assets from the Site and the demolition and removal from the Site of the Disposal Items, in each case pursuant to the Transaction Documents.

“Signature Date” has the meaning given to such term in the recitals to this Agreement.

“Site” means the location of the Purchased Assets as delineated in black on the maps set out in Part II of Schedule A.

“Subscription Agreement” means the subscription agreement entered into by the TG Guarantor and an affiliate of the Purchaser in relation to the private placement that will take place on or prior to the Transfer Date.

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, including all income or profits taxes (including federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment or employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, Environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing and “Tax” and “Taxation” shall have corresponding meanings.

“TG Guarantor has the meaning given to such term in the recitals to this Agreement.

“Third Party Claim” means any Claim instituted or asserted by a third party, including a Governmental Authority, against an Indemnified Party and which is recoverable under the terms of the Transaction Documents.

“Timmins Group” means the Purchaser, TG Guarantor and their Affiliates.

“Transaction Documents” means this Agreement, the Dismantling Agreement, the Subscription Agreement, any document required to be delivered in Mexico in connection with the transfer of the Purchased Assets and any agreement or document to be delivered under or pursuant to such agreements or documents.

“Transfer Date” means, unless otherwise agreed upon by the Parties in writing, the first date on which all of the conditions precedent described in Section 2.01 have been satisfied or waived.

“Transfer Documents” has the meaning given to such term in Section 5.04.

“Transfer Taxes” has the meaning given to such term in Section 2.07.

“Vendor” has the meaning given to such term in the recitals to this Agreement.

“Vendor’s Bank Account” means the following bank account, or any other bank account nominated in writing by the Vendor:

Account Name: Goldcorp Inc. Treasury CAD
Account Number: 1533312
Bank Name: Bank of Nova Scotia
Branch: 650 W. Georgia Street,
              Vancouver, BC Canada
Transit No.: 01420
IBAN / Swift: NOSCCATT

1.02           Headings

                  The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03           Extended Meanings

For the purposes of this Agreement:

(1)      words importing the singular number include the plural and vice versa, words importing any gender include all genders;

(2)      the term “including” means “including without limiting the generality of the foregoing”, the term “include” means “include, without limiting the generality of the foregoing”, the term “Party” means (unless the context otherwise requires) any party to this Agreement, and the term “third party” means any Person other than the Vendor and the Purchaser and their respective Affiliates; and

(3)      the term “commercially reasonable efforts” does not include the payment of money or assumption of obligations.

1.04           Ambiguity

The rule of construction that, in the event of ambiguity, the contract shall be interpreted against the party responsible for the drafting or preparation of the contract, shall not apply to this Agreement or to the interpretation of this Agreement.

1.05           Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder, except to the extent that any statute or statutory provision made or enacted after the Signature Date would create or increase the liability of the Vendor or reduce its rights under this Agreement.

1.06           Computation of Time

In this Agreement, unless something in the subject matter or context is inconsistent therewith, a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and in the event that any date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.07           Currency

All references to currency herein are to lawful money of Canada, unless otherwise indicated herein.

1.08           Control

(1)      For the purposes of this Agreement,

(a)

a Person controls a body corporate if securities of the body corporate to which are attached more than 50 per cent of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

(b)

a Person controls an unincorporated entity, other than a limited partnership, if more than 50 per cent of the ownership interests, however designated, into which the entity is divided are beneficially owned by that Person and the Person is able to direct the business and affairs of the entity; or

(c)	the general partner of a limited partnership controls the limited partnership.

(2)      A Person who controls an entity is deemed to control any entity that is controlled, or deemed to be controlled, by the entity.

(3)      A Person is deemed to control, within the meaning of Section 1.08(1)(a) or 1.08(2), an entity if the aggregate of:

(a)	any securities of the entity that are beneficially owned by that Person; and

(b)	any securities of the entity that are beneficially owned by any entity controlled by that Person,

is such that, if that Person and all of the entities referred to in Section 1.08(3)(b) that beneficially own securities of the entity were one Person, that Person would control the entity.

1.09           Language

This Agreement has been negotiated in the English language. In the event that this Agreement is translated into the Spanish language and signed in that form, to the extent of any inconsistency or discrepancy between the two versions, this English language version shall prevail.

1.10           Schedules

(1)	The following are the Schedules to this Agreement:

Schedule A	-	Purchased Assets

(2)	All Schedules attached to this Agreement form an integral part of this Agreement.

ARTICLE 2 - SALE AND PURCHASE

2.01           Condition Precedent

Each of the Transaction Documents, including this Agreement, shall be subject to the completion of the following:

(a)      the delivery by the Vendor to the Purchaser of all of the Transfer Documents necessary to satisfy the requirements of Section 5.04;

(b)      the closing of the private placement transaction contemplated under the Subscription Agreement, including the Purchaser having received all necessary stock exchange and securities’ laws approvals in relation to the completion of the private placement contemplated in the Subscription Agreement; and

(c)      the completion of the steps necessary in order to grant to the Vendor the pledge and security interest, including the perfection thereof, described in Section 5.05, in form satisfactory to the Vendor, acting reasonably, provided that the foregoing conditions (save for the condition in Section2.01(c), which is for the sole benefit of the Vendor and may be waived in its sole discretion) are for the mutual benefit of the Parties and may be waived in part or in full by the Parties in writing. In the event that the conditions precedent in this Section 2.01 have not been satisfied or waived on or before 10 October 2015, or such other date that the Parties mutually agree upon from time to time in writing, the Transaction Documents shall lapse and shall be of no force and effect and no Party shall have any claim against the other in terms of any of the Transaction Documents or arising from the failure of any such condition.

2.02           Purchased Assets to be Sold and Purchased

(1)      Upon and subject to the terms and conditions in the Transaction Documents, the Vendor shall sell the Purchased Assets to the Purchaser and the Purchaser will purchase the Purchased Assets from the Vendor effective as of the Transfer Date.

(2)      The Purchaser acknowledges and agrees that the Vendor retains all right, title and interest to any items or property which are not Purchased Assets.

2.03           Purchase Price

The purchase price payable by the Purchaser to the Vendor for the Purchased Assets shall be fully paid and satisfied by:

(a)	the Dismantling Agreement being duly executed by the Purchaser; and

(b)	by the payment to the Vendor by the Purchaser of an amount equal to $8,000,000, to be paid as follows:

	(i)	$1,000,000 in cash payable to the Vendor on the Transfer Date;

(ii)

$3,000,000 in common shares in the capital of TG Guarantor issued to the Vendor or its designate on the Transfer Date by TG Guarantor, such number of common shares determined by dividing $3,000,000 by a price per common share of TG Guarantor equal to $0.30 (the “Consideration Shares”); and

	(iii)	$4,000,000 in cash payable to the Vendor on the first anniversary of the Transfer Date (the “Final Payment”),

(collectively, the “Purchase Price”).

2.04           Payment of Purchase Price

The cash portion of the Purchase Price described in Sections 2.03(b)(i) and 2.03(b)(iii) shall be paid at the times described therein by the Purchaser to the Vendor by wire transfer of immediately available funds to the Vendor’s Bank Account. The TG Guarantor shall issue and deliver to the Vendor or its designate on the Transfer Date the Consideration Shares in the name of the Vendor (or in any other name as requested by the Vendor) in accordance with the Vendor’s delivery instructions delivered to the Purchaser prior to the Transfer Date or otherwise delivered to the Vendor at the address as set forth in Section 8.10.

2.05           Risk

The Purchaser acknowledges and agrees that risk in the Purchased Assets will pass to the Purchaser as of the Signature Date. Any loss, damage, or destruction of the Purchased Assets following the Signature Date shall be at the Purchaser’s sole risk and expense and shall not result in any liability to the Vendor, the Goldcorp Group or its or their personnel for any direct or indirect damage or any consequential loss suffered by the Purchaser as a result thereof.

2.06           Transfer of Purchased Assets

Subject to the terms of the Transaction Documents and the payment of the Purchase Price by the Purchaser to the Vendor in accordance with Sections 2.03 and 2.04 and all applicable Taxes thereon, on the Transfer Date the Vendor shall transfer the Purchased Assets to the Purchaser free and clear of all Encumbrances.

2.07           Taxes

The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem (other than property Taxes), excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar Taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement. For greater certainty, Transfer Taxes do not include income or capital gains Taxes and the Purchaser will not be responsible for any income or capital gains Tax that the Vendor may be liable for as a result of the sale of the Purchased Assets. The Purchaser will prepare and file any affidavits or returns required in connection with the Transfer Taxes at its own cost and expense. To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such Transfer Taxes within five Business Days of payment of such Transfer Taxes by the Vendor. For greater certainty, all amounts payable by the Purchaser to the Vendor pursuant to Section 2.02 are exclusive of and do not include Transfer Taxes and Transfer Taxes payable by the Purchaser pursuant to this Section 2.07 are over and above the Purchase Price.

ARTICLE 3 – REPRESENTATIONS, WARRANTIES, ACKNOWLEDGEMENTS AND
CERTAIN COVENANTS OF THE VENDOR

3.01           Vendor’s General and Purchased Assets Related Representations and Warranties

Except as qualified in Section 4.03, the Vendor represents and warrants to the Purchaser and to the TG Guarantor that as at the Signature Date and as at the Transfer Date:

(1) the Vendor is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation with the requisite power to own its assets and carry on its business as presently conducted by it;

(2) the Vendor has good and sufficient power, authority and right to enter into and deliver and perform its obligations under the Transaction Documents and to complete the transactions to be completed by the Vendor contemplated thereunder;

(3)      this Agreement, the Dismantling Agreement and any other Transaction Documents to be delivered by the Vendor thereunder, constitute valid and legally binding obligations of the Vendor, each enforceable against the Vendor in accordance with its terms subject to (i) applicable bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) laws of general application relating to specific performance, injunctive relief or other equitable remedies;

(4)      none of the entering into or the delivery of this Agreement, or any other Transaction Document, or the completion of the transactions contemplated thereby, or performance of its obligations thereunder by the Vendor, will result in the violation of any of the provisions of the constating documents or by-laws of the Vendor;

(5)      the Vendor has legal and beneficial title to all of the Purchased Assets, free and clear of all Encumbrances;

(6)      the Vendor has the right, full power and authority to convey good title to the Purchased Assets to the Purchaser, free and clear of all Encumbrances;

(7)      upon the Transfer Date, the Vendor will have conveyed to the Purchaser good title to the Purchased Assets, free and clear of all Encumbrances;

(8)      subject to Section 5.06, no later than the Transfer Date, the Vendor will have paid all final taxes and import rights and duties required for permanent legal residence in Mexico with respect to, and as shown by, all corresponding import declarations in relation to the Purchased Assets (the “Import Taxes”) that have been obtained by the Purchaser on or prior to the Transfer Date;

(9)      there is no agreement, arrangement, option or other right or privilege outstanding in favour of any Person pursuant to which any Person could claim any right, title or interest in or to the Purchased Assets or any part thereof and the Vendor has the full right, power and authority to convey good title to the Purchased Assets to the Purchaser; and

(10)      all of the Purchased Assets are located within the boundaries of the areas delineated in black on the maps attached in Part II of Schedule A.

3.02           Representations, Warranties, Acknowledgements and Covenants of the Vendor Related to the Consideration Shares

As at the Transfer Date, the Vendor makes the representations, warranties, acknowledgements and covenants to the Purchaser and TG Guarantor in relation to the Consideration Shares as is set out the Subscription Agreement.

ARTICLE 4 – REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS AND
CERTAIN COVENANTS OF THE PURCHASER AND TG GUARANTOR

4.01           General Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor that as at the Signature Date and as at the Transfer Date:

(a)	the Purchaser is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation;

(b)

the Purchaser has good and sufficient power, authority and right to enter into, deliver and perform its obligations under the Transaction Documents and to complete the transactions to be completed by the Purchaser contemplated thereunder;

(c)

this Agreement, the Dismantling Agreement and any other Transaction Documents to be delivered by the Purchaser thereunder, constitute valid and legally binding obligations of the Purchaser, each enforceable against the Purchaser in accordance with its terms subject to (i) applicable bankruptcy, insolvency, reorganization and other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) laws of general application relating to specific performance, injunctive relief and other equitable remedies;

(d)

none of the entering into or the delivery of this Agreement or any other Transaction Document, or the completion of the transactions contemplated thereby, or performance of its obligations thereunder by the Purchaser, will result in a violation of any of the provisions of the constating documents or by-laws of the Purchaser;

(e)

no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by the Transaction Documents, and no Person is entitled to any fee or commission or like payment in respect thereof through the Purchaser; and

(f)

at the time of payment of each cash portion of the Purchase Price as described in Sections 2.03 and 2.04, the Purchaser will be able to pay such cash portion of the Purchase Price from its existing banking facilities and available cash.

4.02           Representations, Warranties, Acknowledgements and Covenants of TG Guarantor Related to the Consideration Shares

As at the Transfer Date, TG Guarantor makes the representations, warranties, acknowledgements and covenants to the Vendor in relation to the Consideration Shares as is set out the Subscription Agreement.

4.03           Purchaser’s Acknowledgements Regarding the Purchased Assets

The Purchaser acknowledges and agrees that:

(a)

in making the determination to proceed with the purchase and sale of the Purchased Assets herein contemplated, the Purchaser has relied solely on the results of its own independent investigations and the representations and warranties of the Vendor expressly set out in Article 3;

(b)	except as expressly stated in the representations or warranties set out in Article 3 or otherwise expressly provided in this Agreement:

(i)

neither the Vendor nor any Affiliate or representative of the Vendor nor any other Person is making, has made or will be deemed to have made any representations or warranties of whatever nature, express or implied, with respect to the Purchased Assets including as to:

(A)	weather or climate;

(B)	title, merchantability, suitability, functionality, lack of defects, fitness for purpose, value or condition of the Purchased Assets; or

(C)	the regulation of the mining industry or any part of it by any Governmental Authority in relation to the Purchased Assets and their use; and

(ii)	the Purchaser is purchasing the Purchased Assets on an “as-is, where-is” and “with all faults” basis and the Purchaser accepts the Purchased Assets on such basis;

(c)	the Vendor has not made any representations and warranties with respect to:

	(i)	the Vendor, except as expressly provided in Sections 3.01 and 3.02; and

	(ii)	the Purchased Assets, except as expressly provided in Section 3.01;

(d)

no Person other than the Vendor has been authorized by the Vendor to make any representation or warranty relating to the Purchased Assets and, if made, such representation or warranty must not be relied upon as having been authorized by the Vendor; and

(e)	any Claims the Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of the Vendor expressly set out in Article 3.

ARTICLE 5 - COVENANTS

5.01           Sole Responsibility for Removal

The Purchaser shall be solely responsible for securing and performing the Removal and all obligations in connection therewith pursuant to and in accordance with the Dismantling Agreement.

5.02           Goldcorp Marks

(1)      The Purchaser agrees that nothing in the Transaction Documents shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in any trade mark, house mark, domain name, web site or company name to the extent it contains or consists of the word “Goldcorp” or any “Goldcorp” emblem or any other mark in which one of those elements appears or the word “Goldcorp” in the translational or transliteral form (collectively the “Goldcorp Marks”). Following the Transfer Date, the Purchaser must not use, or allow the use of by any of its Affiliates or Contractors (as that term is defined in the Dismantling Agreement), any Goldcorp Mark and within 90 days after the Transfer Date shall remove from all of the Purchased Assets any Goldcorp Marks or any other trade or service name or mark, business name, logo or domain name registered in the name of, or owned by, Goldcorp or any of its Affiliates.

(2)      The Purchaser shall:

(a)

during the ninety (90) day period from the Transfer Date described in Section 5.02(1), use all commercially reasonable efforts to procure that, whenever any business materials are provided by it to any Person, any references to any Goldcorp Marks shall be removed or otherwise concealed; and

(b)	not do anything which is detrimental or prejudicial to the Goldcorp Marks or otherwise to the reputation of the Goldcorp Group.

5.03           Equitable Remedies

(1)      The Purchaser specifically acknowledges that its obligations under Section 5.01 and Section 5.02 are an integral part of the transactions contemplated by this Agreement. The Purchaser, therefore, specifically acknowledges and agrees that the breach of any of the terms of Section 5.01 and Section 5.02 by it would cause the Vendor irreparable harm which may not be compensable in damages.

(2)      The Purchaser and the Vendor specifically acknowledge that damages would not be an adequate remedy for any breach by the other party of the provisions of this Agreement and that accordingly, each party would be entitled, without proof of special damages, to the remedies of injunction and specific performance for any threatened or actual breach of the provisions of this Agreement.

(3)      The Purchaser and the Vendor acknowledge and agree that the terms of this Agreement are just and reasonable having regard to all the circumstances.

5.04           Transfer Documents

On the Transfer Date the Vendor will record all transfers of the Purchased Assets in favour of the Purchaser with the appropriate government office to effect legal transfer of the Purchased Assets into the name of the Purchaser. The Vendor shall execute or cause to be executed all documents and otherwise do or cause to be done all things necessary in order to complete the transfer of the Purchased Assets to the Purchaser and to properly record such transfer (the “Transfer Documents”).

5.05           Grant of Security Interest

The Purchaser shall on or prior to the Transfer Date grant to the Vendor as security for the payment of the Final Payment pursuant to Section 2.03(b)(iii) together with interest thereon, reasonable legal fees and all other reasonable costs and expenses incurred in collecting such payment and enforcing such security interest, a pledge of and security interest in the Purchased Assets together with all proceeds of and accessions to the foregoing. The Purchaser covenants that such pledge and security interest shall rank at all times prior to any and all other pledges and security interests and to take all action necessary to perfect such pledge and security interest on or prior to the Transfer Date.

5.06           Import Taxes

To the extent that on the Transfer Date, the Vendor has not received all of the import declaration documents necessary to determine the Import Taxes owing by the Vendor in relation to all of the Purchased Assets, the Vendor shall thereafter promptly pay any remaining Import Taxes upon the receipt of such remaining import declaration documents.

ARTICLE 6 - INDEMNIFICATION

6.01           Indemnification in Favour of the Purchaser

Subject to Section 6.03, the Vendor will indemnify and save the Purchaser and its Affiliates, directors, officers, employees, agents and representatives harmless from and against any Claims arising from, as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty in Article 3;

(b)	any failure by the Vendor to perform or fulfil any of its covenants or obligations in breach of the Transaction Documents;

(c)

subject to and without derogating from the provisions of Sections 2.05 and Section 4.03, any facts, circumstances, actions, or matters related to the Purchased Assets arising prior to the Signature Date; and

(d)	any wrongful or negligent act or omission by the Vendor’s employees or Contractors in the course of the Removal.

6.02           Indemnification in Favour of the Vendor

Subject to Section 6.03, the Purchaser will indemnify and save the Vendor and its Affiliates, directors, officers, partners, employees, agents and representatives harmless from and against any Claims arising from, as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any breach or inaccuracy of any representation or warranty in Article 4;

(b)

any failure, breach or non-performance by the Purchaser, TG Guarantor or their Affiliates, their personnel or any Contractors (collectively the “Purchaser’s Parties”) to perform or fulfil any of its covenants or obligations under the Transaction Documents;

(c)	the Purchaser Parties’ conduct of the Removal;

(d)	any wrongful or negligent act, error or omission of any of the Purchaser Parties in the course of the Removal;

(e)	any Environmental Claims, including any such Environmental Claims asserted by a Governmental Authority or other third party related to:

(i)           the Purchased Assets whether or not the facts giving rise to such Environmental Claims occurred or existed prior or after the Signature Date; and

(ii)         the conduct of the Removal by the Purchaser, its Affiliates, contractors or employees but solely to the extent that such Environmental Claims related to the conduct of the Removal by the Purchaser, its Affiliates, contractors or employees arise on or after the Signature Date;

(f)

any breach by the Purchaser to perform or fulfil any of its covenants or obligations under the Subscription Agreement, provided that the Purchaser fails to cure or take substantial steps to cure such breach within 15 days of receiving written notice from the Vendor of such breach; and

(g)

any other facts, circumstances, actions, or matters related to the Purchased Assets arising on or after the Signature Date to the extent that such facts, circumstances, actions or matters arise as a result of an action taken or omission by the Purchaser, its Affiliates, contractors or employees.

6.03           Limitations

The provisions of this Section 6.03 apply to all Claims permitted under the Transaction Documents except as otherwise expressly stated herein.

(1)      Limited Fitness. The Vendor has not made any representations or warranties in the Transaction Documents regarding the fitness or quality of any drawings, manuals, schematics, plans, records, logs or other documentation accepted by the Purchaser in connection with the Purchased Assets and the Disposal Items and the Purchaser agrees that its reliance on or use thereof is at the Purchaser’s sole risk. The Vendor shall not be liable under the Transaction Documents for any Claims of the Purchaser in respect of the Purchaser’s, its Affiliates or any of their personnel’s or Contractors’ reliance on any such materials.

(3)      Other General Limitations.

Neither the Vendor nor the Purchaser shall be liable under the Transaction Documents in respect of:

(a)	any Claim, other than a Third Party Claim, which is contingent unless and until such contingent Claim becomes an actual Claim and is due and payable;

(b)

except with respect to any Environmental Claim, any Claim to the extent that the claiming Party or its Affiliates is entitled to recover the amount of such Claim (in whole or in part) under any policy of insurance;

(4)      Consequential Damages. Neither the Vendor nor the Purchaser has any liability for, or obligation with respect to, any special, indirect, consequential, punitive or aggravated damages, including damages for lost profit, damages based on multiples of earnings, EBITDA, cash flow or other metrics or projections, provided that for greater certainty, a Third Party Claim will not be considered a claim for such special, indirect or consequential damages even if such Third Party Claim itself is a claim for such special, indirect or consequential damages.

(5)      Cap. Notwithstanding anything contained in the Transaction Documents to the contrary, in no event shall:

(a)	the aggregate amount of all Claims by the Goldcorp Group against the Timmins Group, except with respect to any Environmental Claims (the “Timmins Liability Cap”); or

(b)	the aggregate amount of all Claims by the Timmins Group against the Goldcorp Group, except with respect to any Environmental Claims (the “Goldcorp Liability Cap”),

exceed $8 million, provided that:

(c)	prior to the making of the Final Payment by the Purchaser to the Vendor, the Goldcorp Liability Cap under the Transaction Documents shall be $4,000,000; and

(d)

the Vendor shall have the right to, at any time following the receipt by the Vendor of the Consideration Shares, return and surrender the Consideration Shares to TG Guarantor for cancellation without any compensation therefor and, to the extent that the Vendor at any time so returns and surrenders the Consideration Shares to TG Guarantor for cancellation, following such return or surrender the Goldcorp Liability Cap under the Transaction Documents shall be reduced by $3,000,000, which, for greater certainty, will result in a Goldcorp Liability Cap under the Transaction Documents equal to $1,000,000 prior to the payment of the Final Payment or equal to $5,000,000 following the payment of the Final Payment.

(6)      Currency Conversion. Where it is necessary to determine whether any monetary limit or threshold set out this Section 6.03 has been reached or exceeded and the value of the relevant Claim or any of the relevant Claims is expressed in a currency other than Canadian dollars, the value of each such Claim shall be translated into Canadian dollars at the prevailing spot market exchange rate applicable to that amount of that non-Canadian dollar currency by reference to middle-market rates quoted on Reuters page FX= (or if such page ceases to be quoted, such replacement or substituted page as reflects substantially the same exchange rates) immediately before close of business in London, England on the date of receipt by the Vendor of written notification from the Purchaser, in accordance with Section 6.04 of the existence of such Claim or, if such day is not a Business Day, on the Business Day immediately following such day.

6.04           Notification

(1)      If an Indemnified Party becomes aware of any matter or circumstance giving rise to a Direct Claim, the Indemnified Party will promptly, but in no event later than 30 Business Days of becoming aware of the existence of such matter or circumstance, notify the Indemnifying Party in writing in respect of such matter or circumstance.

(2)      If a Third Party Claim is instituted or asserted against an Indemnified Party, the Indemnified Party will promptly, but in no event later than 30 Business Days of becoming aware of the existence of such Third Party Claim, notify the Indemnifying Party in writing in respect of such Third Party Claim. The notice shall specify in reasonable detail the identity of the third party making the Third Party Claim and, to the extent known, the nature of the Third Party Claim and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim. Upon receipt of such notice, the provisions of Section 6.05 will apply to any Third Party Claim.

(3)      Notice to an Indemnifying Party under this Section 6.04 of a Direct Claim or a Third Party Claim is deemed to be notice and assertion of such Direct Claim or Third Party Claim, as the case may be, for indemnification against the Indemnifying Party under this Agreement.

6.05           Procedure for Third Party Claims

(1)      Upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(2)      In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party shall give the Indemnified Party written notice of its election within 30 days of the Indemnifying Party’s receipt of notice of the Third Party Claim.

(3)      The Indemnifying Party is not entitled to assume the investigation and defence of a Third Party Claim if:

(a)	the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Party determines in good faith and acting reasonably that joint representation would be inappropriate; or

(b)

the Third Party Claim seeks relief against the Indemnified Party other than monetary damages or the Indemnified Party determines in good faith and acting reasonably that there is a reasonable probability that the Third Party Claim will adversely affect it or its Affiliates, other than as a result of monetary damages for which it would be entitled to indemnification under the Transaction Documents, and the Indemnified Party has notified the Indemnifying Party that it will assume the exclusive right to defend, compromise or settle the Third Party Claim.

(4)      With respect to any Third Party Claim in respect of which an Indemnified Party has given notice to the Indemnifying Party pursuant to Section 6.04(1) and in respect of which the Indemnifying Party is not entitled to assume the defence or has not elected to do so, the Indemnifying Party may participate in such defence assisted by counsel of its own choosing at the Indemnifying Party’s sole cost and expense.

(5)      If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)

the Indemnifying Party will pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim; and

(b)

the Indemnifying Party will reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim.

(6)      If the Indemnified Party undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any determination of the Third Party Claim or any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(7)      The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed, unless:

(a)	the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under the Transaction Documents; and

(b)

the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the third party making the Third Party Claim or waive any rights that the Indemnified Party may have against the third party making the Third Party Claim.

(8)      The Indemnified Party and the Indemnifying Party agree to keep the other informed of the status of any Third Party Claim and any related proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Party will, at the request and expense of the Indemnifying Party, use its commercially reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Party shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party (or its representatives) on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Party, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim in respect of which it has elected to assume the investigation and defence. The Indemnified Party shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

6.06           Exclusive Remedies

  From and after the Transfer Date, a party may terminate this Agreement only in accordance with the express provisions of Section 8.01. Notwithstanding anything to the contrary, to the fullest extent permitted by Applicable Law but save for and without prejudice to any contractual or equitable right, remedy or Claim (whether past, present or future) arising from, as a result of, in accordance with, under or pursuant to the express provision of any Transaction Document, the Parties waive all rights, remedies or Claims (whether past, present or future) that one Party may have against another Party, whether at law, under any statute or in equity (including claims for termination, rescission or cancellation, claims for contribution or other rights of recovery arising under any Environmental Law, claims for breach of contract, breach of representation and warranty, negligence, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, as a result of, in respect of, in connection with, arising out of, relating to, under or pursuant to the Purchased Assets or the transaction contemplated by this Agreement.

6.07           One Recovery

An Indemnified Party is not entitled to double recovery for any Claims even though they may have resulted from the breach, inaccuracy or failure to perform more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in the Transaction Documents.

6.08           Duty to Mitigate

Nothing in the Transaction Documents in any way restricts or limits the general obligation at law of an Indemnified Party to mitigate its losses, and notwithstanding any indemnification under the Transaction Documents, an Indemnified Party shall comply with such general obligation and take all reasonable steps to mitigate any loss which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the Indemnifying Party under the Transaction Documents. Without derogating from the generality of the foregoing, no Indemnifying Party shall be liable for any Claim for interest and penalties to the extent that such interest and penalties are attributable to unreasonable delay by the Indemnified Party or its Affiliates.

6.09           Recovery from Third Parties

If any Claim other than an Environmental Claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage (or ought reasonably to have been recoverable under any insurance coverage that the Indemnified Party reasonably should have had in place), or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall make all commercially reasonable efforts to enforce such recovery, settlement or payment and the amount of any Claims of the Indemnified Party will be reduced by the amount of such proceeds actually recovered by the Indemnified Party. If the Indemnifying Party makes any payment to the Indemnified Party in respect of any Claim, other than an Environmental Claim, and the Indemnified Party subsequently becomes entitled to recover from some other Person any sum in respect of such Claim, the Indemnified Party shall make all commercially reasonable efforts to enforce such recovery and shall forthwith repay to the Indemnifying Party so much of the amount paid by the Indemnifying Party to the Indemnified Party as does not exceed the sum recovered from such other Person.

ARTICLE 7 – GUARANTEE

7.01           Guarantee

TG Guarantor hereby unconditionally guarantees to the Vendor and becomes surety for the full and timely performance (after giving effect to any cure periods provided herein) by the Purchaser of the obligations of the Purchaser from time to time under this Agreement. In the event that the Purchaser defaults in such full and timely performance (after giving effect to any cure periods provided herein) of any such obligation, TG Guarantor will promptly perform such obligation.

7.02           Unconditional Obligations

TG Guarantor agrees that its obligations hereunder shall be unconditional, irrespective of any circumstances that might otherwise constitute a legal or equitable discharge of a surety or a guarantor, and further agrees that it shall not be necessary to institute or exhaust any remedies or causes of actions against the Purchaser or others as a condition of the obligations of TG Guarantor hereunder. No assignment or transfer, whether direct or indirect, of this Agreement by the Purchaser shall relieve, discharge or terminate the obligations of TG Guarantor hereunder unless expressly agreed to in writing by the Vendor, at the Vendor’s sole discretion.

7.03           Waiver

TG Guarantor hereby waives diligence, notice of demand, notice of default and all other notices and demands of any kind, and consents to any and all extensions of time or indulgences which may be given to the Purchaser and to any amendment to this Agreement, provided the Purchaser consents to or is a party to such amendment.

7.04           Further Action

TG Guarantor shall take all such actions as are required to cause the Purchaser to perform fully and on a timely basis all of its obligations hereunder.

ARTICLE 8 - GENERAL

8.01           Termination

(1)      The Vendor may terminate this Agreement and the other Transaction Documents in the event that:

(a)	a Termination Event (as defined in the Dismantling Agreement) occurs pursuant to the terms of the Dismantling Agreement; or

(b)

the Purchaser or TG Guarantor fails to pay any portion of the Purchase Price to the Vendor in accordance with Section 2.03 and, after receiving written notice of such default from the Vendor, the Purchaser or TG Guarantor does not cure such default within seven days of the receipt of such notice from the Vendor.

(2)	The Vendor and the Purchaser may terminate this Agreement and the other Transaction Documents by express written agreement of the Purchaser and the Vendor.

(3)

The Purchaser may terminate this Agreement and the other Transaction Documents by notice to the Vendor in the event that the Vendor has breached the Vendor’s Site access requirements described in Section 2.04(1) of the Dismantling Agreement other than by reason of an Intervening Event (as that term is defined in the Dismantling Agreement), and the Vendor has not cured such breach within a period of 15 days following the delivery by the Purchaser to the Vendor of written notice of such breach.

8.02           Survival

The Parties acknowledge and agree that the following Sections of this Agreement shall survive the termination of this Agreement: Article 6 and Section 8.04.

8.03           Fees and Commissions

Each of the Vendor and the Purchaser will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the other from and against any Claims resulting from any broker's, finder’s or placement fee or commission alleged to have been incurred as a result of any actions by it in connection with the transactions under this Agreement.

8.04           Confidentiality and Public Announcements

(1)      The Parties shall:

(a)	maintain the confidentiality of the Confidential Information and use the Confidential Information only for the purposes provided under the Transaction Documents; and

(b)

not disclose Confidential Information to any third party, except to employees of the Parties who need to know such Confidential Information to perform their duties related to the purposes of the Transaction Documents.

(2)      The Parties acknowledge and agree that other than in relation to the Goldcorp Proprietary Information, Confidential Information shall not include:

(a)	materials that can be proven to have been known by the receiving Party by written records prior to the disclosure thereof by the disclosing Party; or

(b)	materials that are or become public knowledge otherwise than through the receiving Party’s breach of this Agreement.

(3)      Each Party shall make any of its or its Affiliates’ personnel or all of its agents, contractors, subcontractors and their respective personnel aware of the obligations of confidentiality under this Agreement, and cause such Persons to comply with the confidentiality obligations under this Agreement and shall only disclosure such Confidential Information to such Persons as is required for the purposes of further discharging the Parties’ obligations under the Transaction Documents.

(4)      The Parties acknowledge and agree that other than in relation to the Goldcorp Proprietary Information, the obligations of confidentiality described in this Section 8.04 shall not apply to:

(a)	the disclosure of Confidential Information to any public or private lender or financing agency or institution, provided that:

	(i)	the disclosure will only be for the purposes of furthering the discharge of the Parties’ obligations under the Transaction Documents;

	(ii)	the disclosure will only be to the extent that such Person has a legitimate business need to know; and

(iii)

the disclosing Party makes such Person aware of the confidential nature of the Confidential Information being disclosed, and the obligations of confidentiality under this Agreement, and cause such Person to comply with the confidentiality obligations under this Agreement; and

(b)

the disclosure of Confidential Information to any Governmental Authority or stock exchange on which the common shares of either Party or of their respective Affiliates are listed (or become listed following the Signature Date), to the extent required by Applicable Law or in response to a legitimate request for such Confidential Information, provided that the Party being required or requested to make such disclosure shall, to the extent permitted by Applicable Law, immediately notify the other Party of such requirement and the terms thereof (supported by documentary evidence) prior to such disclosure, and provide the other Party with the opportunity to reach agreement with the relevant Governmental Authority or stock exchange regarding the content and form of such disclosure before so disclosing.

(5)      No public announcement or press release concerning the sale and purchase of the Purchased Assets, the Removal or the Transaction Documents shall be made by any of the Parties or any of their Affiliates except as may be required by Applicable Law or the rules of any stock exchange on which their or any of their Affiliates’ respective shares are listed (or become listed following the Signature Date). Each of the Parties will consult with each other and obtain the consent from the other Party, which consent will not unreasonably be refused, before issuing any press release or public statement concerning the sale and purchase of the Purchased Assets, the Removal or the Transaction Documents. If the other Party from whom such consent is requested has not consented or reasonably refused such request within two Business Days or four days, whichever is the later, such other Party shall be deemed to have consented to the press release or public statement forming the subject matter of such request; provided that the Party from whom such consent is requested shall not unreasonably delay in providing its consent or refusal in circumstances in which the Party requesting such consent is required by Applicable Law to issue such a news release or other such public statement before the expiry of such two Business Days or four days period.

8.05           Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the Parties.

8.06           Entire Agreement

This Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the respective subject matters hereof and thereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement and the Transaction Documents.

8.07           Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the Vendor and the Purchaser. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.08           Late Payments

All amounts due and payable under the Transaction Documents that are not paid on the due date for payment will bear interest at LIBOR plus five percent.

8.09           Assignment

(a)

Subject to Section 7.02, the Purchaser shall not assign this Agreement in whole or in part, without obtaining the prior written consent of the Vendor, which consent shall not be unreasonably withheld or delayed, provided, however, that the Purchaser may assign this Agreement to TG Guarantor or to any other member of the Timmins Group, without requiring the Vendor’s prior consent therefor, provided that the Purchaser and such permitted assignee first enter into an agreement with the Vendor which provides that:

(i)	such permitted assignee shall remain a member of the Timmins Group for so long as such permitted assignee is an assignee of this Agreement; and

(ii)

prior to such permitted assignee ceasing to be a member of the Timmins Group, such permitted assignee shall assign this Agreement to the Purchaser or to another member of the Timmins Group in accordance with this Section 8.09.

(b)	Any assignment of this Agreement by the Purchaser shall not be valid unless the proposed assignee is also an assignee of the remaining Transaction Documents pursuant to their terms.

(c)      The Vendor reserves the right, at its sole option, to assign and transfer all benefit under any Transaction Document and any assignee thereof shall agree with the Vendor to be bound by the rights, duties, representations, warranties, covenants and obligations of the Vendor thereunder.

8.10           Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows: To the Vendor:

Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver BC
V6C 2X8

Attention:	Russell Ball, Executive Vice President
Corporate Development and Capital Projects
Fax No.:	+1 604-696-3000

with a copy to:

McCarthy Tétrault LLP
P.O. Box 10424
1300-777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2

Attention:	Roger Taplin
Fax No.:	604-622-5723

To the Purchaser:

Timmins Gold Corp.
Suite 1900 - 570 Granville Street
Vancouver BC
V6C 3P1

Attention:	Bruce Bragagnolo
Fax No.:	604-682-4003

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto Dominion Centre
77 King Street West, Suite 3100
Toronto, ON
M5K 1J3

Attention:	Adam M. Givertz
Fax No.:	416-981-7126

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

8.11           No Third Party Beneficiaries

Except as expressly provided in Sections 6.01 and 6.02 in relation to Indemnified Parties, this Agreement is solely for the benefit of:

(a)	the Vendor, and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendor under this Agreement;

and this Agreement will not be deemed to confer upon or give to any other Person any remedy, claim, liability, reimbursement, cause of action or other right. The Purchaser appoints the Vendor as the trustee for the Affiliates, directors, officers, partners, employees, agents and representatives of the Vendor of the covenants of indemnification of the Purchaser with respect to such Affiliates, directors, officers, partners, employees, agents and representatives of the Vendor specified in this Agreement and the Vendor accepts such appointment. The Vendor appoints the Purchaser as the trustee for the Affiliates, directors, officers, employees, agents and representatives of the Purchaser of the covenants of indemnification of the Vendor with respect to such Affiliates, directors, officers, employees, agents and representatives of the Purchaser specified in this Agreement and the Purchaser accepts such appointment.

8.12           Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Province of British Columbia.

8.13           Attornment

Subject to Section 8.01, for the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement. The Vendor and the Purchaser each attorns to the jurisdiction of the courts of the Province of British Columbia.

8.14           Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.15           Severability

If any provision of this Agreement is held to be illegal, invalid, or unenforceable under Applicable Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be severable, (b) this Agreement will be construed and enforced as of such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as possible.

8.16           Electronic Transmission

Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed original of this Agreement by such Party.

[THE REMAINDER OF THIS PAGE IS BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement.

MINAS DE LA ALTA PIMERIA, S.A. DE C.V.

Per:	”Russell Ball”

MINERA AUREA, S.A. DE C.V.

Per:	“Arturo Bonillas”, President

TIMMINS GOLD CORP.

Per:	“Bruce Bragagnolo”, CEO

Execution Page to the Boxer Sale and Purchase Agreement

SCHEDULE A

PURCHASED ASSETS

Part I: Purchased Assets

The Purchased Assets are those items within the boundaries of the areas delineated in black on the maps attached in Part II of this Schedule A and, for greater certainty, are comprised of the structural steel, architectural finishes, piping, mechanical, tanks, bins, launders, mechanical tagged equipment, electrical tagged equipment, electrical wire and cable, raceway, instrumentation and controls directly associated with the following facilities and shall include, if any, all original manufacturers manuals, instruction booklets, brochures and warranty documents related thereto in the possession of Goldcorp:

1.	Area de: Quebradora , tolva, alimentador y banda transportadora (Crusher, bin, stock pile conveyor);
2.	Recuperación de mineral quebrado y banda de alimentación del molino SAG (crushed ore recovery and SAG mil feed conveyor);
3.	Molienda y área de ciclones.(Grinding and cyclone area);
4.	Lixiviación y área de espesadores (Leaching and thickening area);
5.	Almacenamiento de reactivos y área de preparación y mezclado (Reagents storage and mixing area);
6.	Absorción de Carbón y área de striping. (Carbon absorption and stripping area);
7.	Espesador de jales, área de filtros, overland y transportadores . (Tailings thickening, filtering area and conveyors);
8.	Área de Destrucción de cianuro (DETOX) (Cyanide destruction (DETOX area);
9.	Oficina de planta procesos y cuarto eléctrico #2, #3 & #4 (Process plant office and electrical rooms #2, #3 & #4);
10.	Laboratorio metalúrgico de planta (Process plant laboratory);
11.	Area de Generadores de reserva (Standby generators area);
12.	Tanque de almacenamiento de agua del proceso (Process water storage tank);
13.	Cuarto eléctrico #1 y subestación principal (Electrical room #1 and main substation);
14.	Taller de planta (Plant maintenance shop);
15.	Taller de filtros (Filters maintenance shop);
16.	Area Almacen de reactivos (Reagents storage area);
17.	Cuartos de campamento incluyendo palapas (Camp living quarters including gazebos);
18.	Instalaciones de lavandería de campamento (Camp laundry facilities);
19.	Comedor de campamento (Camp kitchen and cafeteria);
20.	Gimnasio de campamento (Camp gymnasium);
21.	Bodega de almacenamiento de campamento (Camp storage building);
22.	Edificio de almacenamiento (cuarto frio) de comida de campamento (Camp food cold storage building);
23.	Palapa principal de campamento (Camp main Gazebo);
24.	Oficina principal de administración (Main administration office);
25.	Almacenes (tanques) de combustible planta (Plant fuel storage area);
26.	Piezas de repuesto (Mechanical and electrical spare parts and wear parts (liners) related to the facilities listed above excluding mobile equipment spare parts);

27.	Herramientas (Tools related to the facilities listed above);
28.	Mobiliario (Furniture related to the facilities listed above);
29.	Chatarra (Scrap material related to the facilities listed above);
30.	Residuos común (Common waste related to the facilities listed above);
31.	Taller de mantenimiento mina (Mine maintenance shop);
32.	Oficina de mina (Mine office);
33.	Instalaciones de almacenamiento de combustible mina (Fuel storage and dispensing at mine shop);
34.	Almacén area de nucleos (Warehouse adjacent to core shack);
35.	Balanza de camiones (Truck scale);
36.	Taller de mantenimiento pista (localizado al lado de la pista) (Maintenance shop at air strip);
37.	Bombas de pozo,estacion de bombas,generador del rio (Well pumps, Water booster station and generator);
38.	Estacion de bombeo Pista aerea (Air strip water booster station);
39.	Tanque de almacenamiento de agua campamento (Water storage tank and camp);
40.	Areade recicladora de basura/compactador (Garbage recycler and compactor);
41.	Planta tratamiento aguas negras (Sewage treatment plant); and
42.	Systema detectores de rayos (Lig htning detection system).

Part II: Site Map

In the maps set forth below:

1.	areas delineated in black indicate the location of the Purchased Assets; and
2.

such areas delineated in black contain additional infrastructure not otherwise described in Part I of this Schedule A, that is to be demolished and removed from the Site by Timmins Gold, including all of the following:

	a.	above ground power distributions systems;
	b.	above ground water distribution systems;
	c.	guard shacks;
	d.	used tires;
	e.	scrap metal;
	f.	common waste;
	g.	road signs and marker plots;
	h.	communication towers and plant nurseries; and
	i.	fences and gates,

(collectively, “Disposal Items”).

CAMP WATER TANK
HAZARDOUS WASTE STORAGE
CAMP FACILITIES
Nursery
GARBAGE RECYCLE AND CONPACTOR
Image © 2015 DigitalGlobe
Imagery Date: 10/3/2012
2007
Google earth

PLANT NURSERY
CORE SHACK
TRUCK SCALE
WARHOUSE
SEWAGE TREATMENT
MAIN ADMIN OFFICE
© 2015 INEGI
Image © 2015 DigitalGlobe
Imagery Date: 10/3/2012
2007
26°59'42.07" N 107°53'59.54" W elev 621 m
Google earth

PROCESS PLANT FACILITIES
MAINT. SHOP, AIR STRIP
AIR STRIP WATER BOOSTER STATION
Google earth

PROCESS WATER TANK
DOES NOT EXIST (OLD IMAGE)
OLD SHOP

EXPLOSIVES STORAGE
TRUCK SHOP, FUEL STORAGE, MINE OFFICE
TIRE STORAGE
NURSERY
Google earth

BOOSTER STATION
WELL PUMPS (5)
© 2015 INEGI
Image © 2015 DigitalGlobe
Google earth